1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
COREY F. ROSE
corey.rose@dechert.com +1 202 261 3314 Direct +1 261 261 3158 Fax

April 26, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Funds Master Fund (the “Registrant”) (SEC File No. 811-23232)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided to me in writing on March 23, 2017 with respect to the Registrant’s registration statement filed on Form N-1A on February 24, 2017 and amended on March 1, 2017, relating to the Global Impact Master Portfolio (the “Portfolio”). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. We note that the Registrant’s registration statement was not filed under the Securities Act of 1933, as amended, and that the Portfolio’s shares are not publicly offered. To the extent that the Registrant considers revising the registration statement in connection with a comment below, it will do so in the Registrant’s annual update filing and does not intend to file an amended registration statement prior to such filing. Capitalized terms have the meanings attributed to such terms in the registration statement.

Registration Statement

1.                                      Comment:                                     We note that the Trust has received an order under section 6(c) for exemptive relief and has applied for new exemptive relief from certain provisions of the Investment Company Act of 1940 (the “1940 Act”). Confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. Please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

Response:                                        The Registrant confirms that the disclosure contained in the registration statement is, and will continue to be, in compliance with all of the terms and conditions of the application and order. The Registrant does not expect to submit any additional exemptive applications or no-action requests in connection with the registration statement at this time.

Principal Risks, page 3

2.                                      Comment:                                     The paragraph describing Equity Risk includes the following disclosure: “Equity securities include but are not limited to common stock, preferred stock, securities convertible into common or preferred stock and warrants or rights to acquire common stock, including options.” Consider moving this disclosure to the Principal Investment Strategy section.

Response:                                    Although the Registrant believes the disclosure in the Principal Investment Strategy section to be adequate, the Registrant will consider including this disclosure in the section describing the principal investment strategy in connection with its annual update filing.

3.                                      Comment:                                     We note that the prospectus includes Derivatives, Futures, Options and Swaps Risk disclosure. In the Principal Investment Strategy section, please disclose the extent to which the Portfolio will invest in derivatives. In general, see letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici7010.pdf).

Response:                                        The Registrant is aware of and has reviewed the letter. The Registrant believes that the disclosure regarding the Portfolio’s use of derivatives describes how such derivatives are expected to be used in connection with the Portfolio’s principal investment strategy. However, the Registrant will consider including additional disclosure as a secondary investment strategy in connection with its annual update filing.

4.                                      Comment:                                     The Principal Risks section includes disclosure regarding several instruments that are not mentioned in the Principal Investment Strategy section (e.g., private placements, Rule 144A securities, exchange traded funds, exchange traded notes, and other investment companies). Please disclose the securities in which the Portfolio will invest to execute its principal investment strategy.

Response:                                    Although the Registrant believes the disclosure in the Principal Investment Strategy section to be adequate, the Registrant will consider including this disclosure as a secondary investment strategy in connection with its annual update filing.

Statement of Additional Information

5.                                      Comment:                                     Item 16 states that, “The Portfolio will commence operations on February 28, 2017.” However, disclosure on page 46 states, “The Portfolio had not commenced operations as of the date of this SAI, and there is no advisory fee or sub-advisory fee payment information available for the Portfolio.” Please reconcile the disclosure as appropriate.

Response:                                        The Registrant will revise the disclosure consistent with this comment in connection with its annual update filing.

6.                                      Comment:                                     The last sentence on page 2 states, “The Portfolio does not apply this restriction to municipal securities, repurchase agreements collateralized by securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or other investment companies.” The Portfolio should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining compliance with its concentration policy. In addition, the Portfolio and its adviser may not ignore the concentration of underlying investment companies when determining whether the Portfolio is in compliance with its concentration policy. Please add disclosure to the Statement of Additional Information that reflects these positions.

Response:                                        SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”  To the extent that the Portfolio invests in a private activity municipal debt security issued by a nongovernmental entity, the Portfolio will look through to such issuer’s industry for purposes of applying the Portfolio’s concentration policy. The Registrant notes that investing in municipal debt securities is not a principal or secondary investment strategy of the Portfolio.

The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Portfolio invests for purposes of determining the Portfolio’s compliance with its concentration policy. To the extent that the Registrant determines that a Portfolio’s investments in an underlying fund exposes the Portfolio to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Portfolio’s registration statement. The Registrant notes that investing in underlying investment companies is not a principal investment strategy of the Portfolio. Notwithstanding the foregoing, the Registrant confirms that, to the extent an underlying investment company has adopted an 80% policy that indicates investment in a particular industry, the Portfolio will take such policy into consideration for purposes of the Portfolio’s industry concentration policy.

GENERAL COMMENTS

7.                                      Comment:                                     We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-

effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:                                        The Registrant respectfully notes that the filing is complete. In addition, the Registrant respectfully notes that the Portfolio’s registration statement was not filed under the Securities Act of 1933, as amended, and that the Portfolio’s shares are not publicly offered.

8.                                      Comment:                                     Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:                                        As stated above, the Registrant respectfully notes that the Portfolio’s registration statement was not filed under the Securities Act of 1933, as amended, and that the Portfolio’s shares are not publicly offered. Accordingly, the Registrant respectfully declines to provide such responses in the form of a pre-effective amendment.

9.                                      Comment:                                     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response:                                    The Registrant acknowledges this comment.

Should you have any questions, please feel free to contact me at (202) 261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:	Alice A. Pellegrino

John V. O’Hanlon